SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 19, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

Formal signing of settlement agreement relating to the John Doe summons
•	Agreement does not call for any payment

•	Parties will promptly file a stipulation with the court dismissing the enforcement action relating to the John Doe summons

•	IRS will submit request for administrative assistance pursuant to the existing US-Switzerland Double Taxation Treaty

•	US and Swiss governments expect that approximately 4,450 accounts will be provided to the Swiss Federal Tax Administration in response to this Treaty request

•	UBS will send notices to affected US persons encouraging them to participate in the IRS’s voluntary disclosure practice

•	Agreement also resolves all issues relating to the alleged breaches by UBS of the Qualified Intermediary Agreement
Zurich/Basel — 19 August 2009 — UBS AG announced today the formal signing of a settlement agreement with the US Internal Revenue Service (IRS) regarding the John Doe summons issued on 21 July 2008. The summons has been the subject of a civil action in the United States District Court of the Southern District of Florida. The principal terms of this settlement agreement and the related agreement entered into at the same time by the governments of Switzerland and the United States are described below:
The agreement does not call for any payment by UBS. Moreover, it resolves all issues relating to the alleged breaches of UBS’s Qualified Intermediary Agreement with the IRS as set forth in the Notice of Default dated 15 May 2008.
As part of the settlement, the parties will promptly file a stipulation with the court to dismiss the enforcement action relating to the John Doe summons.
In accordance with the separate agreement between the United States and Switzerland, the IRS will submit a request for administrative assistance pursuant to the existing US-Switzerland Double Taxation Treaty to the Swiss Federal Tax Administration (SFTA). This request will seek information relating to certain accounts of US persons maintained at UBS in Switzerland. It is expected that approximately 4,450 accounts will be provided to the SFTA in response to this Treaty request. The SFTA will decide which of those accounts should be disclosed to the IRS, and such decisions will be subject to judicial review.
UBS is required to provide information on the accounts covered by the Treaty request to the SFTA and to send notices to affected US persons encouraging them to take advantage of the IRS’s voluntary disclosure practice and to instruct UBS to send their account information and documentation to the IRS. The US government will withdraw the John Doe summons with prejudice as to all accounts not covered by the Treaty request no later than 31 December 2009, provided that UBS has complied with those obligations that are required to be performed by that date.
The US government will withdraw the John Doe summons with prejudice as to the remaining accounts — those subject to the treaty request — no later than August 24, 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the Treaty request that does not differ significantly from the expected results. In addition, the summons will be withdrawn with prejudice as to those remaining accounts if at any time on or after 1 January 2010 the IRS has received information relating to at least 10,000 accounts of US persons maintained at UBS in Switzerland. The sources of such information include, in addition to the Treaty request itself, the IRS’s voluntary disclosure practice, client instructions to UBS to send account information to the IRS and the Deferred Prosecution Agreement.
If neither of these events were to occur by 24 August 2010, the two governments would confer and consult in order to consider alternative mechanisms for achieving the expected levels of account information exchange expected to occur through the Treaty request. Possible measures will not impose any financial or new, non-financial obligations on UBS. If these efforts were not successful, the John Doe summons could remain in place beyond 24 August 2010 as to the portion of the accounts covered by the Treaty request that have not otherwise been disclosed to the IRS.
UBS Chairman Kaspar Villiger said: “This agreement helps resolve one of UBS’s most pressing issues. I am confident that the agreement will allow the bank to continue moving forward to rebuild its reputation through solid performance and client service. UBS welcomes the fact that the information-exchange objectives of the settlement can be achieved in a lawful manner under the existing treaty framework between Switzerland and the United States.”
UBS

Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the consequences of the agreements described above and their anticipated effect on UBS’s reputation and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) uncertainties as to the actual provision of information to the IRS as contemplated by the agreements and the consequences arising from any possible significant difference from the expected results thereof; (2) future developments in the markets in which UBS operates or to which it is exposed; (3) the degree to which UBS is successful in effecting organizational changes, implementing strategic plans and retaining and attracting employees; and (4) political, governmental and regulatory developments, including possible actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in other jurisdictions. In addition, UBS’s actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F/A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: August 19, 2009